Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET LOSS PER SHARE

For the three months ended March 31, 2003 and March 31, 2002

	2003	2002

Net income (loss)	$10,139	$(117,994)
Preferred Stock dividend requirements	17,507	19,356

Net loss attributable to common stockholders	$(7,368)	$(137,350)

Weighted average number of common shares outstanding	11,188,297	11,005,293

Net loss per common share	$—	$(0.01)